February  7 , 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tom Jones

Re:          eMagin Corp. (the “Company”)
Amendment No. 2 to
Registration Statement on Form S-1/A (“Form S-1/A”)
Filed November 5, 2007
File No. 333-144865 and 333-145697

Dear Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 5, 2007, addressed to Dr. Park, the Company’s Interim Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Recent Developments, page 6

1. Please expand your response to prior comment 1 to tell us whether the investor must convert all accrued interest if the investor converts the principal. If the investor retains a separate investment decision with regard to the shares underlying the interest, we reissue the prior comment.

Response:

Pursuant to the conversion provisions in the 6% senior secured convertible note in the principal amount of $500,000 (the “Stillwater Note”) between Stillwater LLC (“Stillwater”) and the Company, Stillwater must convert all accrued interest on the amount of principal it is converting. Stillwater may not make a separate investment decision at the time of conversion with regards to the interest, since, pursuant to Section 6.1 of the Stillwater Note (See Exhibits 10.62 and 10.57 of Form S-1/A), Stillwater must convert both interest and principal when electing a conversion.

2. We note your response to prior comment 3. With a view toward disclosure, please provide us your analysis of the materiality of the risk that the Commission or a private plaintiff might disagree with your response whether the July 23, 2007 Amended Agreement related to the July 2006 private placement is consistent with section 5, including an analysis of the magnitude of your potential liability.

Response:

In analyzing the materiality of the risk that the Commission or a private plaintiff might disagree with the Company’s response whether the July 23, 2007 Amended Agreement related to the July 2006 private placement is consistent with section 5, the Company believes it is appropriate to apply an analysis as to whether a loss contingency is required to be recorded. Specifically, in order for the Company to accrue a loss contingency as a charge to income, a two-prong test must be met:  (i) it is probable (i.e. one or more future events will occur to confirm the loss) that as of the date of the financial statements an asset has been impaired or a liability incurred, based on information available before actual issuance date of the financial statements, and (ii) the amount of the loss can be estimated.

As stated in our prior response to prior comment 3, we respectfully submit that the securities activities leading up to, and the execution of, the amendment to the Stillwater agreements were not inconsistent  with Section 5 of the Securities Act.  Although it is possible the Commission or a private plaintiff may disagree with the Company’s response as to whether the July 23, 2007 amendments to the Stillwater agreements related to the July 2006 private placement are inconsistent with section 5, the Company does not think it is probable that this will result in liability to the Company and as a result the amount of the loss cannot be estimated reasonably.  Accordingly, the Company does not believe that either of the foregoing prongs are probable or measurable, and as a result it believes that no loss contingency needs to be recorded in connection with this matter at this time.

Notwithstanding the foregoing, the Company is proposing the inclusion of a risk factor entitled: We may be subject to fines, sanctions, and/or penalties of an indeterminable nature as a result of potential violations of federal securities laws, which is on page 10 of the Form S-1/A.   The Company has advised us that it will continue to evaluate this matter in the future and should circumstances change, the Company will record all appropriate contingencies or losses incurred.

Amendment Agreements – July 2007, page 7

3. Please reconcile your disclosure on page 7 that you amended the agreements “including the Stillwater Agreement” to have a conversion price of $ 0.75 per share with your disclosure on page 6 of a $0.35 conversion price.

Response:

The Form S-1/A has been revised to clarify the conversion price on page 6.

Security Ownership of Certain Beneficial Owners and Management, page 45

4. Please tell us why the disclosure in this section as of October 8, 2007, such as the beneficial owners and the common stock beneficially owned, differ from the disclosure in the similar section of your other Form S-1/A filed November 5, 2007.

Response:

The Company has withdrawn Form S-1 (file no. 333-145697) filed on November 5, 2007 with respect to the Moriah transaction. The Company has also updated the beneficial ownership table with respect to the Stillwater transaction as of the most recent practicable date.

5. Please refer to prior comment 4. Please expand footnote 3 to identify the directors of Ginola Limited.

Response:

The Company has revised its disclosure by identifying the directors of Ginola Limited in footnote 2 on page 47.

Selling Stockholders, page 49

6. We note your response to prior comment 5. The beneficial ownership reported in the selling stockholders table should match the beneficial ownership reported in the principal stockholders table. Please revise.

Response:

The selling shareholders table has been revised to disclose the same beneficial ownership information as the beneficial ownership table. Specifically, the previous registration statement mistakenly excluded shares owned by Rainbow Gate Corporation, an affiliate of the selling shareholder.

7. Please refer to prior comment 12.

•
Please tell us how the number of shares registered for resale and still held by the selling stockholders as disclosed in the third column of the table on page 54 could exceed the number of shares originally registered for resale as disclosed in the second column of the table; and

•	Please show us your calculations supporting the number in the first column of the table on page 54.

Response:

The number of shares registered for resale and still held by the selling stockholders, as disclosed in the third column of the table on page 57, exceeded the number of shares originally registered for resale as disclosed in the second column of the table because the total shares held by the selling stockholders included shares obtained by such selling shareholders prior to 2004.

The calculation of the shares registered by selling stockholders in previous filings may be found in the table on page 56.

8. After you respond to the comments in this letter, we will continue to consider whether the transaction in this registration statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(i)(i).

Response:

We understand that the Commission will continue to consider whether the transaction in the registration statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415 (a)(i)(i).

Exhibits

9. Please refer to prior comment 19. Please expand the exhibit index to include the agreements filed as exhibits 10.2 and 10.3 to the Form 8-K/A filed on April 26, 2007.

Response:

We have expanded the exhibit index to include as Exhibits 10.62 and 10.63 of the Form S-1/A the agreements filed as exhibits 10.2 and 10.3 to the Form 8-K/A filed on April 26, 2007, respectively.

10. Please tell us where you responded to prior comment 20 to file complete agreements.

Response:

In connection with the Form S-1/A, we have re-filed on February 7, 2008 the complete agreements, including all annexes, to the exhibits filed with the Form 8-K filed on July 25, 2006.

Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-145697)

11. Please revise the amendment to respond to the comments above to the extent applicable.

Response:

Per our discussions with the Commission, the Company has withdrawn its registration statement on Form S-1 (file no. 333-145697).

Security Ownership of Certain Beneficial Owners and Management, page 47

12. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of an entity.

Response:

We have revised the disclosure on pages 47 and 48 to disclose the names of the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of an entity.

Selling Stockholders, page 52

13. We note the statement in footnote 10 regarding BTG’s affiliation with broker dealers. Please revise to disclose, if true, that:

•	BTG purchased the shares being registered for resale in the ordinary course of business, and
•	At the time of the purchase, BTG had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

The Company has withdrawn its registration statement on Form S-1 (file no. 333-145697), and as a result this comment is no longer applicable.

14. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should:

•
File the registration statement for the “resale” offering at the time of each exercise and conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	Register the transaction on a form that you can use for a primary offering;

•	Identify the selling stockholders as underwriters; and

•	Include the fixed price at which the underwriters will sell the securities for the duration of the offering.

Response:

As of the filing date of this registration statement, non-affiliated shareholders held 8,542,266 shares of the Company’s common stock.  The selling shareholder is seeking to register 2,450,000 shares of the Company’s common stock, which is approximately 28% of the Company’s public float.  As a result, the number of shares that the selling shareholders are seeking to register is a secondary offering and may be registered on a delayed or continuous basis under Rule 415 (a)(1)(x).

15. To register shares underlying the Moriah equity line, the investor must be irrevocably bound to purchase them on agreed terms. We note that the governing agreements may be assigned, amended and otherwise changed. Therefore, it is premature to register the related shares for resale.

Response:

The Company has withdrawn its registration statement on Form S-1 (file no. 333-145697), and as a result this comment is no longer applicable

16. Please tell us the purpose of section 6 of exhibit 10.60. It appears that, in substance, the investor has not irrevocably purchased the shares. If so, it is premature to register the shares for resale.

Response:

The Company has withdrawn its registration statement on Form S-1 (file no. 333-145697), and as a result this comment is no longer applicable.

17. Please reconcile the disclosure on page 53 of shares beneficially owned prior to the offering with the disclosure on page 47.

Response:

The Form S-1/A has been revised in response to the Staff’s comment, and the disclosure on page 53 and 47 has been reconciled.

18. Please revise the third and fourth columns of the last table of this section on page 60 that “relate solely to shares held or sold by Stillwater” to include:

•
the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders.

Response:

The Company has withdrawn its registration statement on Form S-1 (file no. 333-145697), and as a result this comment is no longer applicable.

19. Please reconcile the reference to 10,771,785 shares to be registered in the current transaction in the last column of the last table of this section on page 60 with disclosure throughout the filing of 10,955,652 shares registered for resale.

Response:

The Company has withdrawn its registration statement on Form S-1 (file no. 333-145697), and as a result this comment is no longer applicable.

20. We note that several selling stockholders in this registration statement were also selling stockholders in the Form S-3 filed on November 18, 2005. Please provide us, with a view toward disclosure in the prospectus, with the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Company has withdrawn its registration statement on Form S-1 (file no. 333-145697). With respect to the registration statement on Form S-1 (file no. 144865), Stillwater LLC, the sole stockholder in the registration statement, was not a selling stockholder in the Form S-3 filed on November 18, 2005.

21. Please provide us, with a view to disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

Response:

The Company is hereby registering 2,450,000 shares of its common stock. As disclosed on page 6 of the registration statement, on July 21, 2006, the Company entered into a Note Purchase Agreement (the “Stillwater Agreement”) with Stillwater LLC which provides for the purchase and sale of a 6% senior secured convertible note in the principal amount of $500,000 (the “Stillwater Note”), together with a warrant (the “Stillwater Warrant”) to purchase 70% of the number of shares issuable upon conversion of the Stillwater Note. The Stillwater Agreement was amended on March 28, 2007, as further disclosed in the registration statement.

On July, 23 2007, Stillwater elected to convert $252,166.50 of the Note representing $250,000 of the principal amount of the Note due on July 21, 2007 and $2,166.50 of accrued and unpaid interest into shares of common stock. Stillwater received 720,476 shares of the common stock at the conversion price of $0.35. This registration statement covers the resale by Stillwater of the common stock underlying the aforementioned remainder of the Stillwater Note and the Stillwater Warrant.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

b Very truly yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman

cc:  Mr. Michael Fowler
Interim Chief Financial Officer